UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check  One):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

               For  Period  Ended:  December  30,  1999
                                    -------------------

              /  /  Transition  Report  on  Form  10-K
              /  /  Transition  Report  on  Form  20-F
              /  /  Transition  Report  on  Form  11-K
              /  /  Transition  Report  on  Form  10-Q
              /  /  Transition  Report  on  Form  N-SAR
              For  the  Transition  Period  Ended:
                                                  ----------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
    NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the  Item(s)  to  which  the  notification  relates:

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PART  1  --  REGISTRANT  INFORMATION

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Full  Name  of  Registrant
NATIONAL  MANUFACTURING  TECHNOLOGIES,  INC
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Former  Name  of  Applicable
PHOTOMATRIX,  INC.
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Address  of  Principal  Executive  Office  (Street  and  Number)
1958  KELLOGG  AVENUE
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City,  State  and  Zip  Code
CARLSBAD,  CA  92008
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PART  II  --  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
/ / (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /  (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
          12b-25(c)  has  been  attached  if  applicable.


PART  III  --  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-QSB for the quarter ended December 31, 1999, could not be filed within the prescribed time period without unreasonable effort or expense as a result of the significant delay experienced in filing the Form 10-KSB for the fiscal year ended March 31, 1999 which has also impacted the delay in the filing of Forms 10-QSB for the quarters ended June 30 and September 30, 1999.

As noted in the Photomatrix, Inc. FORM 12B-25 dated August 17, 1999, the Form 10-KSB for the year ended March 31, 1999 could not be filed within the prescribed time period without unreasonable effort or expense as a result of a combination of significant factors, including (1) a change in accountants and accounting staff, (2) the timing of the successful negotiation and closing of a sale of product rights and assets of Photomatrix Imaging, Inc. to Scan-Optics, Inc., (3) the sale-and-leaseback of our facility located in Carlsbad, California and (4) the refinancing of our credit facility.

In addition to the on-going factors mentioned above, the Chief Financial Officer resigned as of September 30, 1999 and the Chief Accounting Officer is filling that position on an interim basis.


Part  IV  --  Other  Information

(1) Name and telephone number of person to contact in regard to this notification

     Patrick  W.  Moore           (760)                             431-4999
     ------------------     ------------------------------------------------
         (Name)               (Area  Code)               (Telephone  Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify  report(s).
                                                       /X/  Yes     /  /  No
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(3)  Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       /  /  Yes     /X/  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                   National Manufacturing Technologies, Inc
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                  (Name of Registrant as specified in charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     February  10,  1999                By  Patrick  W.  Moore
          ----------------------                ------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________________________________________________________

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
                     Violations  (See  18  U.S.C.  1001).
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).